Contact

www.linkedin.com/in/kevin-morse-6948a046 (LinkedIn)

Top Skills

Leadership
Sustainability
Entrepreneurship

Kevin Morse

Co-Founder and CEO at Cairnspring Mills
Greater Seattle Area

Summary

I believe that one of the best ways to make our communities more prosperous, healthy and resilient is to rebuild local food systems.

Experienced executive, manager, farmer and entrepreneur with 39 years of combined experience in rural economic development, government relations, business startups and working lands conservation.

Experience

Cairnspring Mills

Co-Founder and CEO
January 2015 - Present (11 years 4 months)
Burlington, Washington

Northwest Mills and Specialty Grains, SPC is a regenerative regional milling company that produces healthy and nutritious craft flours and specialty products made from grains grown in the Pacific Northwest. I am responsible for raising capital, investor relations, business development, public private partnerships, supply chain, farmer contracts, community relations and product development.

Morse Family Farm

President/Owner
January 2007 - December 2018 (12 years)
La Conner, Washington

Managed operations, finance, marketing and sales of an artisan pasture pork company.
Created the business plan and obtained commercial financing for startup and operations.
Worked with a local farmer to design and build the first mobile shelter and rotational grazing system for pastured pigs in Northwest Washington.
Achieved profitability in three years.

Morse Consulting
Principal and Owner
January 2015 - December 2016 (2 years)
La Conner, Washington

Business development, startup assistance, working lands conservation and sustainable food production services.

The Nature Conservancy
9 years 11 months

Director, Puget Sound Working Lands Program
June 2013 - June 2015 (2 years 1 month)

Developed the Washington Chapter of the Nature Conservancy's first soundwide strategic plan and program for working lands conservation in Puget Sound.

We seek to achieve Puget Sound conservation goals on working lands in a way that's good for the farmers' bottom line and strengthens their long term viability.

Responsibilities include:
Primary policy lead on agriculture and conservation
Strategic partnerships
Communications
Public private collaborations
Farmer relations
Coalition building
Program and cross function team management
Fundraising

Director, North Puget Sound Program
August 2005 - June 2015 (9 years 11 months)

Program Vision - Align conservation and food production so that we can maintain a healthy and robust natural environment and strengthen the long term viability of our agricultural industry.

Core member of Puget Sound leadership team and responsible for the development of a soundwide working lands conservation strategy.

Created and led a coalition of public and private stakeholders from the agricultural, conservation, restaurant, and food industry that obtained $18MM in Farm Bill and State Funds to support conservation and protection of farmland in Puget Sound.

Helped develop state and national Farm Bill policies for TNC that helped generate more than $2B in funding for working lands conservation.

Developed and managed projects and implementation teams that brought together historic adversaries from the farming and conservation communities and created win win solutions that strengthened the viability of agriculture, achieved conservation goals on private lands and broke through historic conflict.

These projects created unprecedented partnerships and trust with the agricultural community and have received support and endorsement from multiple Puget Sound agricultural producer organizations, public agencies and conservation groups and shaped state and federal policies and strategies for Puget Sound Recovery

Worked collaboratively with philanthropy, government relations, and project teams to raise more than $15M for project design, construction and completion

Responsibilities included:

Joint venture partnerships and collaborative agreements
Government and community relations
Private sector partnerships
Farm Bill Policy
Business plan development
Liaison with farmers and producer organizations
Conservation innovation and project development
Team leadership and coaching
System scale conservation strategies and business plan development
Change management
Donor cultivation and fundraising
Spokesperson and media contact

Mid Shore Regional Council
Executive Director
January 2002 - July 2005 (3 years 7 months)
Easton, Maryland

Government relations, policy development, fund raising, development of regional economic development strategies, and spokesperson for regional council of governments.

Chief policy adviser and manager of intergovernmental relations

Helped create and obtain legislative approval for the Maryland Agriculture and Resource Based Industry Development Corporation, which provides financing for farmland preservation, easements and working capital for young farmers; appointed by Governor Ehrlich to serve on the board.

Facilitated the development of the Region's first Comprehensive Economic Development Strategy (CEDS); making the region eligible for federal public works and infrastructure funding from the Department of Commerce

Created the Region's first Near Equity Fund to provide risk capital for entrepreneurs, company expansions and startups

Created the Eastern Shore Entrepreneurship Center to provide start-ups with working capital and technical support from CEOs and successful business owners.

Acquired $5.5M of federal and state funds for the construction of an energy efficient technology park for Caroline County.

Facilitated the acquisition of $1.2M in federal funds to upgrade regional emergency management technology

Managed the feasibility study and initial development of a nine county broadband deployment plan

Established the Region's first GIS center that provide affordable geospatial services to 6 counties

Samish Bay, Inc
President and CEO
January 1999 - December 2001 (3 years)

Managed all aspects and start up operations of an internet based business that served as a broker and marketer of artisan foods, crafts and contemporary Native American art.

Developed business plan and growth strategy

Obtained equity investments for seed stage development and operations

Managed vendor and artist relations

Product sourcing

Marketing and brand development

Negotiated vendor contracts and investment deals

Samish Bay Consulting
CEO/Owner
July 1997 - December 2001 (4 years 6 months)
Bow, Washington

Provided site selection, business development, grant writing, and permit expedition services for environmental technology businesses

Conducted a market assessment for potential aquaculture operations in South Hampton, New York

Developed a business plan for aquaculture operations for Chesapeake Bay watermen

Economic Development Association of Skagit County
Program Manager
January 1993 - July 1997 (4 years 7 months)
Mount Vernon, Washingon

Mediated and solved a long-standing wetland regulatory dispute between the Port of Skagit, environmental groups, farmers, and multiple state and federal agencies. The project resulted in a large scale wetland conservation and mitigation plan that provided the local port with regulatory predictability and assurance it could meet its economic development needs for the future.

The project, Skagit WIN, is used nationally as a model for integrating habitat preservation and economic development

Developed and managed precedent setting non-regulatory programs for bringing businesses into compliance with water quality and other environmental regulations

Business recruitment and grant writing

Education

James Madison University

Bachelor of Business Administration (BBA), Business Administration and Management, General · (1983 - 1987)

University of Washington

River ecology and environmental policy · (1991 - 1993)

JEB Stuart High School

· (1979 - 1983)